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File No. 057353-0001

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jay Ingram
Leland Benton
Melinda Hooker
John Cash

Re:	e.l.f. Beauty, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted on April 29, 2016
CIK No. 0001600033

Ladies and Gentlemen:

e.l.f. Beauty, Inc. (the “Company” or “e.l.f.”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on April 29, 2016 (the “Draft Submission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on May 26, 2016 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

June 22, 2016

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

2.	Please provide updated financial statements and related information as required by Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has included in the Registration Statement the updated financial statements and related information as required by Regulation S-X for the quarterly period ended March 31, 2016.

Industry and Market Data, page ii

3.	You state that you have not verified any third-party information nor has your data been verified by any independent source, and should not be relied upon in making an investment decision. Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics included in your disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii of the Registration Statement accordingly.

4.	You state here that you commissioned the studies conducted by Calimesa Consulting Partners, LLC and MetrixLab. Please provide consents from these firms. Refer to Item 601(b)(23) of Regulation S-K. Please also revise to indicate with greater specificity which of these studies you are relying on when you present a given piece of data. For example, it is unclear how you determined that “elfcosmetics.com has the highest revenue, traffic, time spent on-site and units per transaction of any mass cosmetics brand website,” as stated on page 3. Similarly, it is not apparent how you determined that the top five U.S. cosmetics companies spent an average of over 20% of their net sales on advertising in the last fiscal year, as stated on page 68, or how you determined that your products receive 18 times more reviews online than the industry average.

June 22, 2016

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the studies conducted by Calimesa Consulting Partners, LLC and MetrixLab were commissioned by the Company for internal business evaluation purposes and were not commissioned for use in connection with the Registration Statement, and that neither Calimesa Consulting Partners, LLC nor MetrixLab has expertised any portion of the disclosure regarding market data included in the Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on page ii of the Registration Statement to clarify that the statements in the prospectus regarding market data are based on the Company’s analysis of the data presented in the studies and are not attributable to any third parties.

In addition, the Company has revised the disclosure on pages 3 and 77 of the Registration Statement to indicate with greater specificity which studies are relied upon with respect to certain pieces of data.

Prospectus Summary, page 1

5.	Please revise to avoid the use of retail and advertising jargon, such as “productivity,” “incremental sales,” “repeat rate,” “strong trial, high conversion rates,” “unaided and aided awareness,” and “distribution whitespace.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages ii, 1, 4, 54, 70, 82 and 85 of the Registration Statement to define certain of these terms. The Company further respectfully advises the Staff that the Company believes that the meaning of “distribution whitespace” is clear when read in context on page 4 of the Registration Statement, and that the Company does not consider this term to be retail and advertising jargon, unlike the other terms noted in the Staff’s comment.

6.	Please revise your prospectus, here and elsewhere, including in your Business section, to provide appropriate context for the information that you present. For example, in your Summary:

•	you refer to your strong “profitability and return on invested capital,” on pages 1, 47, and 60. Please indicate the basis for these statements in light of your loss during fiscal 2014 and profits of $4.4 million on $191 million of net sales during fiscal 2015;

•	please provide appropriate context for your statements regarding the behaviors of your “core” as opposed to general customers, including indications of what portion of your sales are to “core” consumers;

June 22, 2016

•	you repeatedly state that you can launch products in as few as 20 weeks, but other companies can take up to three years to commercialize an idea. Please clarify your average period to launching products versus the average period of your competitors, rather than your shortest possible period to launch and their longest possible period; and

•	please clarify what portion of your sales are derived from retail sales and what portion are derived from your website and direct-to-consumer stores.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the first three bullet points above, has revised the disclosure on pages ii, 1, 3, 54, 69, 77, 81, 83, 84 and 87 of the Registration Statement.

In further response to the second bullet point above, the Company has revised the disclosure to include the source of the statements regarding core consumer behavior in the definition of core consumers on page ii of the Registration Statement. The Company respectfully advises the Staff that the Company does not have information regarding what portion of its sales are to its core consumers; however, the Company has revised the disclosure on page ii of the Registration Statement to include the percentage of the Company’s consumers that are core consumers.

In response to the fourth bullet point above, the Company respectfully advises the Staff that the Company views its various sales channels as components of one integrated business as opposed to discrete revenue streams. As described in the Registration Statement, the Company provides a comprehensive experience through integrated engagement online, social media and its e.l.f. stores. The marketing and consumer engagement that the Company’s e-commerce and e.l.f. stores channels provide is integral to the Company’s brand and product development strategy and drives sales across channels. For these reasons, the Company believes that its sales channels should only be evaluated in the context of consolidated results, consistent with how the Company evaluates its business, and that presenting revenues at the channel level could be potentially misleading to investors.

7.	Please revise your filing to provide a reconciliation of your non-GAAP measure, Adjusted EBITDA, to the most directly comparable GAAP measure for the 2012 and 2013 fiscal years. If the financial information for those periods is unaudited, please revise your disclosures to clearly indicate such.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 52 of the Registration Statement accordingly.

Risk Factors, page 12

We have previously identified a material weakness… page 29

8.	We note that you have identified certain material weaknesses in your internal control over financial reporting. Please explain in detail what these material

June 22, 2016

weaknesses relate to and the reasons for each error or misapplication of accounting. Please revise this text so that it gives investors a concise, concrete description of the condition that poses a risk. In addition, tell us the dollar amounts relating to the post-closing adjustments that were made to the company´s books and records and its financial statements as a result of the material weaknesses.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 29 and 30 of the Registration Statement accordingly. In addition, the Company respectfully advises the Staff that the post-closing adjustments made to the Company’s books and records and its financial statements as of and for the eleven months ended December 31, 2014 as a result of the material weakness included an increase to total assets of $5.4 million, an increase to total liabilities of $3.1 million and an increase to net loss of $7.4 million.

Selected Consolidated Financial Data, page 44

9.	We note adjustments (e) and (g) in your adjusted EBITDA reconciliation. Please tell us how you determined that costs associated with securing additional distribution space and foreign currency contracts met the criteria to be identified as non-recurring. Please refer to Item 10(e) of Regulation S-K and Question 102.03 of our Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that neither adjustment (e) nor adjustment (g) are non-recurring, and the Adjusted EBITDA reconciliation presented in the Registration Statement does not characterize these adjustments to Net income (loss) as non-recurring. The Company also notes the Staff’s position in Question 102.03 of the Compliance & Disclosure Interpretations relating to Item 10(e) of Regulation S-K that: “The fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.”

The Company respectfully advises the Staff that with respect to adjustment (e), customer expansion costs are up-front charges from retail customers to secure additional distribution space. The Company is not obligated and has no intention to pay retail customers any recurring fees for the rights to continue the use of such space. The Company respectfully advises the Staff that it believes that exclusion of these costs is necessary to properly evaluate financial results on an ongoing basis. As such, the Company believes that presentation of these costs as an adjustment to Net income (loss) provides meaningful information to investors.

With respect to adjustment (g), gains and losses on foreign currency contracts are not expenses necessary to operate the Company’s business. However, in consideration of the Staff’s comment, the Company respectfully advises the Staff that adjustment (g) has been revised to reflect only the non-cash portion of changes in the

June 22, 2016

foreign currency forward contract asset or liability. The Company respectfully advises the staff that it believes that this treatment is better aligned with Rule 100(b) of Regulation G and Question 100.01 of the Compliance & Disclosure Interpretations in that the revised adjustment is both non-cash in nature and relates to income or expense that is not necessary to operate the Company’s business.

Finally, the Company respectfully advises the Staff that the adjustments and related amounts used in calculating Adjusted EBITDA, including both adjustment (e) and adjustment (g), are consistent with the definition of Adjusted EBITDA in the Company’s senior secured credit agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Recent Transactions and Basis of Presentation, page 49

10.	Please provide a tabular presentation of your Unaudited Pro Forma Combined 2014 Period that is consistent with Article 11 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 44 through 50 of the Registration Statement accordingly.

Results of Operations, page 50

Comparison of the Successor 2015 Period to the Unaudited Pro Forma Combined Period for the year ended December 31, 2014, page 51

11.	We note your disclosure that you believe that a discussion of results of operations for the Predecessor 2014 period and the successor 2014 period on a stand-alone bases is not meaningful; however, your primary discussion should be of the actual results for each period (i.e. predecessor and successor separately). Please revise your filing so that your discussion of pro forma results is not given greater prominence than actual results.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 59 and 60 of the Registration Statement accordingly.

Net Sales, page 51

12.	Please revise your filing to quantify the impact that each individual factor had on your results of operations in the periods you discuss. In this regard, we note that net sales increased significantly due to expanding space allocation within your existing national retailers along with the establishment of new retailer relationships. Please also address whether there were changes in sales through e-commerce and through your e.l.f. stores.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 59 of the Registration Statement accordingly.

June 22, 2016

Gross Profit, page 51

13.	We note that gross profit increased primarily due to volume and the result of pricing and sales mix changes as well as decreases in cost of goods sold. Please revise your filing to quantify the impact that volume and sales mix changes had on your results of operations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 59 and 60 of the Registration Statement accordingly.

Quantitative and Qualitative Disclosure About Market Risk, page 58

14.	Please discuss your exposure to foreign exchange risk using one of the quantitative disclosure alternatives called for by Item 305(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of the Registration Statement accordingly. The Company respectfully advises the Staff that it has elected the disclosure alternative described in Item 305(a)(i) of Regulation S-K.

Business, page 60

Our History, page 60

15.	On page 61 you discuss your “double-digit same store sales growth” since 2008. Please indicate the average same store sales growth that you have enjoyed and whether this rate of growth was experienced at Target only or at all of your retail partners.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has considered what the requested disclosure would entail and believes it could be potentially misleading to investors due to the relatively high growth rates experienced in the early years of the Company’s expansion into Target when the business had a smaller base (and therefore would drive the average up). Accordingly, the Company has revised the disclosure on page 70 of the Registration Statement to include a qualitative statement regarding the Company’s strong sales growth, as opposed to the quantitative statement in the initial Draft Submission, and to clarify that the statement applies to growth at the Target account.

Competitive Landscape, page 65

16.	In addition to your current disclosure of what percentage of retail sales you hold, please indicate what percentage of the overall cosmetics market in the US your products represent, regardless of distribution channel.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Nielsen source cited on page 74 tracks scanner data from retailers and is

June 22, 2016

not available for non-retail channels. While Euromonitor does utilize other methodologies to track sales for cosmetics brands across retail and non-retail channels, Euromonitor does not track the Company’s sales. Accordingly, based on the sources available to the Company, it is not possible for the Company to include disclosure in the Registration Statement regarding its share of the overall cosmetics market in the United States. The Company has provided market share data at the channel level that is comparable to the Company’s sales and available to the Company.

Market Trends, page 66

17.	The charts that you include on page 66 exclusively address the retail distribution channel. Please expand your disclosure here to indicate the total revenue changes for each of the companies that you provide comparisons to in your first chart, as well as the U.S. mass cosmetics industry as a whole, rather than simply sales through the retail distribution channel.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is unable to provide disclosure regarding total revenue changes for the other companies in the first chart on page 75 because total revenues at the brand level are not publicly disclosed by these companies. Furthermore, the Nielsen source cited for both charts on page 75 tracks scanner data from retailers and is not available for non-retail channels. While Euromonitor does utilize other methodologies to track sales for cosmetics brands across retail and non-retail channels, Euromonitor does not track the Company’s sales. Accordingly, based on the sources available to it, it is not possible for the Company to include comparable data for the Company derived from consistent methodologies that covers non-retail sales channels in the Registration Statement. The Company has provided market share data at the channel level that is comparable to the Company’s sales and available to the Company.

18.	Please clarify whether your charts here are specific to the mass cosmetics industry or the cosmetics industry as a whole, including prestige cosmetics. Similarly, please revise your disclosure on page 68 regarding the amount spent on advertising as a percent of net sales by the top five American cosmetics companies to indicate what metric was used to determine that these companies are the top five, and whether they are mass or prestige cosmetics companies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 76 and 77 of the Registration Statement accordingly.

19.	Please indicate the source of the second chart on page 67, and please advise whether you commissioned this study for use in this prospectus. Please also indicate the source of the chart on page 74.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company did not commission the study that is the source of the second chart on page 76 for use in the prospectus included in the Registration Statement. The

June 22, 2016

study was commissioned from a global management consulting firm by TPG Growth II Management, LLC (the “Sponsor”) in connection with the Sponsor’s acquisition of the Company. While the Company does have permission from the consulting firm to include information derived from the study in the Registration Statement, the consulting firm advised the Company that it is the consulting firm’s policy to not grant permission to use its name in documents filed with the Commission such as the Registration Statement.

In addition, in response to the Staff’s comment regarding the source of the chart on page 83 of the Registration Statement, the Company respectfully advises the Staff that the source of the chart is the Company’s internal point of sale records with the national retailer referenced in the chart, rather than a third-party source. The Company has revised the disclosure on page 83 of the Registration Statement to clarify that this is the Company’s internal point of sale data.

National Retailers, page 73

20.	Please indicate whether the “e.l.f. consumer” that you refer to here as shopping for cosmetics 8 more times a year and spends 45% more per month than an average consumer is your average customer, or your “core” customer, as defined. As you are presenting this information with regard to your appeal to national retailers, please clarify whether the phrase “shops the category” means that these consumers go to a retailer specifically or indicates that the consumer engages in any form of shopping for cosmetics, such as visiting a website.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 77 and 82 of the Registration Statement accordingly.

Research and Development, page 78

21.	You state on page 53 that one of your primary working capital requirements is product development. If material, please disclose the amount spent on research and development over the last three years. Please refer to Item 101(c)(1)(xi) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has determined that the amount spent during each of the last three fiscal years on Company-sponsored research and development activities is not material, and has revised the disclosure on page 62 of the Registration Statement accordingly.

Trademarks and Other Intellectual Property, page 79

22.	Please indicate the durations of the trademarks that you discuss here. Please refer to Item 101(c)(1)(iv) of Regulation S-K.

June 22, 2016

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 of the Registration Statement accordingly.

Board Composition Arrangements, page 86

23.	Please describe how your Stockholder Agreement will be amended in connection with the consummation of this offering.

Response: The Company respectfully advises the Staff that the amendment to the Stockholders Agreement is currently under discussion, and the Company will include disclosure in the Registration Statement in response to the Staff’s comment when the substance of the amendment has been determined.

Executive Compensation, page 89

Bonuses, page 91

24.	Please indicate the nature of the financial goals that were achieved to provide a payout of 200% of target under your non-equity incentive plan during 2015. Please refer to Item 402(o)(5) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 100 of the Registration Statement accordingly.

Certain Relationships and Related Party Transactions, page 102

Management Services Agreement, page 102

25.	Please indicate the amount that you anticipate paying under this agreement upon consummation of the offering. Please see Item 404(a)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 111 of the Registration Statement accordingly.

Principal and Selling Stockholders, page 104

26.	Please revise to include the information called for by Item 507 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the selling stockholder information called for by Item 507 of Regulation S-K will be included in the Registration Statement when such information is determined.

27.	Please revise to indicate beneficial ownership as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 113 through 115 of the Registration Statement accordingly.

June 22, 2016

Description of Certain Indebtedness, page 111

28.	Please disclose how excess cash flow is defined under each of your credit facilities, and the leverage ratios that would allow you to retain greater portions of your excess cash flow.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 120 and 122 of the Registration Statement accordingly.

29.	It appears that both your senior and second lien facilities are entitled to 100% of the net cash proceeds from the sale of non-ordinary course assets that are not timely reinvested. Please clarify the terms of the intercreditor agreement that controls these payments.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 122 of the Registration Statement accordingly.

Certain Covenants and Events of Default, page 112

30.	We note your disclosure on page 113 that you “believe you were in compliance with the maintenance covenants in the Senior Secured Credit Facility as of December 31, 2015.” Please revise your disclosure to affirmatively state whether or not you were in compliance with such covenants.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 122 of the Registration Statement accordingly.

Segment Reporting, page F-10

31.	Please modify your document to include product line disclosures or explain to us how you considered ASC 280-10-50-40 in determining not to disclose revenues for groups of similar products. We note earlier disclosures in your filing which indicate that you have various product offerings such as face makeup, eye makeup, lip products, nail products and color cosmetics sets/kits.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered and followed ASC 280-10-50-40 when preparing its financial statements and the Registration Statement. Management examined the Company’s product offerings and concluded that the disclosure of revenues by product would not be meaningful, as it believes the Company sells a single product: cosmetics. The Company does not consider its different types of cosmetics to be meaningfully different revenue streams given the nature of the products. The Company’s products are generally designed to appeal to all of its consumers, and the Company generally takes the same approach to innovation, product development, consumer engagement and distribution with respect to all of its products. The Company’s research and development,

June 22, 2016

innovation and operations functions encompass all product offerings, and there is no segregation of leadership at the product offering level within those functions. Furthermore, the Company’s products have similar price ranges, are procured from the same network of suppliers, and are subject to similar regulatory requirements.

While the Company has provided disclosure in the Registration Statement about different product offerings, that information is not routinely developed or reviewed by management. The Company does not obtain or review revenue information by product to manage its business. The Company has not historically tracked revenue by product offering and does not intend to track this information in the future. The Company’s information system is not currently configured to capture this information in an efficient manner and the information disclosed in the Registration Statement was developed only for purposes of the Registration Statement through a manual process that the Company does not expect to continue on an ongoing basis. Based on consideration of the above factors, the Company respectfully submits that the disclosure requirement in ASC 280-10-50-40 does not apply to the Company because it sells a single product type.

Exhibit Index

32.	Exhibits 10.1, 10.3, and 10.5 have been uploaded as images rather than text searchable documents. Please amend your filing to make sure all exhibits are submitted in a text searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015), and Item 301 of Regulation S-T.

Response: The Company respectfully acknowledges the Staff’s comment and has resubmitted Exhibits 10.1, 10.3 and 10.5 in text searchable format.

* * *

June 22, 2016

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3082 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Stephen T. Soper, Esq.

Stephen T. Soper, Esq.
of LATHAM & WATKINS LLP

cc:	Tarang P. Amin, e.l.f. Beauty, Inc.
John Bailey, e.l.f. Beauty, Inc.
Scott K. Milsten, e.l.f. Beauty, Inc.
Tad J. Freese, Esq., Latham & Watkins LLP
Kathleen M. Wells, Esq., Latham & Watkins LLP
Thomas Holden, Esq., Ropes & Gray LLP